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                               September 30, 2020

       Robert A. Chapek
       Chief Executive Officer
       The Walt Disney Company
       500 South Buena Vista Street
       Burbank, California 91521

                                                        Re: The Walt Disney
Company
                                                            Form 10-K For the
Fiscal Year Ended September 28, 2019
                                                            Filed November 20,
2019
                                                            File No. 001-38842

       Dear Mr. Chapek:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended September 28, 2019

       General

   1. We note that there is an exclusive forum provision in your amended by-laws. Please tell us whether and to what
extent this provision applies to claims arising under the Securities
                                                        Act and Exchange Act.
In future filings, please clearly and prominently describe the provision in your
disclosure, including any risks or other impacts on investors related to the provision. Risks
may include, but are not limited to, increased costs to bring a claim and that these
provisions can discourage claims or limit investors    ability to bring a claim
                                                        in a judicial forum
that they find favorable. Your disclosure should also address whether there is any question
as to whether a court would enforce the provision. If this provision applies to federal
securities law claims, please disclose that, by consenting to this by-law, investors cannot waive
compliance with the federal securities laws and the rules and regulations thereunder.
 Robert A. Chapek
FirstName LastNameRobert
The Walt Disney Company A. Chapek
Comapany 30,
September  NameThe
              2020 Walt Disney Company
September
Page 2    30, 2020 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-
3264 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services